Exhibit 99.1

ELBIT IMAGING ANNOUNCES PRELIMINARY DATA FROM GAMIDA CELL’S
PHASE I STUDY OF NAM-NK CELLS IMMUNOTHERAPY PROGRAM FOR NON-HODGKIN
LYMPHOMA AND MULTIPLE MYELOMA

Tel Aviv, Israel, June 25, 2018, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its press release dated January 17, 2017, that Gamida Cell Ltd. (“Gamida”), an indirect shareholding of the Company, informed the Company that preliminary data from an ongoing phase I Study from the nicotinamide-based natural killer (“NK”) cell expansion, or NAM-NK program, (the “Treatment”) in patients with relapsed or refractory non-Hodgkin lymphoma and multiple myeloma was presented during the Inaugural AACR International Meeting on Advances in Malignant Lymphoma.

No adverse side effects were recorded for both patients on whom data was presented, and therefore, at this stage, dose escalation phase is underway. Furthermore, one of the two patients, who is suffering from follicular lymphoma that progressed despite prior treatments, demonstrated a complete clinical and radiological response to the Treatment, with PET/CT scans and biopsy that did not reveal any further traces of the disease.

It should be noted that as of this date, Gamida’s products development stage has not been completed yet and there is no certainty that the Treatment will meet its targets and/or that that any products will be marketed on a commercial basis.

The Company holds approximately 89% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (approximately 58% on a fully diluted basis) which, in turn, holds approximately 18% of the share capital in Gamida (approximately 13% on a fully diluted basis).

For Further Information:

Company Contact

Ron Hadassi

Chief Executive Officer and Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com